UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 2)

DANA HOLDING CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

235825 20 5

(CUSIP Number)

Ms. Susanne Clark

Centerbridge Capital Partners, L.P.

375 Park Avenue

12th Floor

New York, NY 10152

(212) 672-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 235825 20 5

1	NAMES OF REPORTING PERSONS Centerbridge Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,787,351 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,787,351 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,787,351 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9% (2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Represents Shares issuable upon conversion of 2,360,631 shares of Series A Convertible Preferred Stock for the number of Shares obtained by dividing the aggregate liquidation preference of such shares ($100 per share) by the then-effective conversion price ($11.93 as of the date of this filing) subject to certain adjustments contained in the Issuer’s Certificate of Designation of 4.0% Series A Convertible Preferred Stock and 4.0% Series B Convertible Preferred Stock included as Exhibit A to the Issuer’s Restated Certificate of Incorporation.

(2)	Calculated based upon 146,834,644 Shares outstanding as of July 12, 2013, as disclosed in the issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2013. Assumes that all shares of Series A Convertible Preferred Stock beneficially owned by the reporting person are converted and added to the total number of Shares then outstanding.

SCHEDULE 13D

CUSIP No. 235825 20 5

1	NAMES OF REPORTING PERSONS Centerbridge Associates, L.P. I.R.S. #
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,955,574 (3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,955,574 (3)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,955,574 (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% (4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(3)	Represents Shares issuable upon conversion of 2,500,000 shares of Series A Convertible Preferred Stock convertible for the number of Shares obtained by dividing the aggregate liquidation preference of such shares ($100 per share) by the then-effective conversion price ($11.93 as of the date of this filing) subject to certain adjustments contained in the Issuer’s Certificate of Designation of 4.0% Series A Convertible Preferred Stock and 4.0% Series B Convertible Preferred Stock included as Exhibit A to the Issuer’s Restated Certificate of Incorporation. Of such 2,500,000 shares of Series A Convertible Preferred Stock, 2,360,631 are held by Centerbridge Capital Partners, L.P, 83,810 are held by Centerbridge Capital Partners Strategic, L.P., 50,559 are held by Centerbridge Capital Partners SBS, L.P. and 5,000 are held by Centerbridge Capital Partners B Co-Investment, L.P. Centerbridge Associates, L.P. is the general partner of Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P., Centerbridge Capital Partners SBS, L.P. and Centerbridge Capital Partners B Co-Investment, L.P.

(4)	Calculated based upon 146,834,644 Shares outstanding as of July 12, 2013, as disclosed in the issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2013. Assumes that all shares of Series A Convertible Preferred Stock beneficially owned by the reporting person are converted and added to the total number of Shares then outstanding.

SCHEDULE 13D

CUSIP No. 235825 20 5

1	NAMES OF REPORTING PERSONS Centerbridge GP Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,955,574 (5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,955,574 (5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,955,574 (5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% (6)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(5)	Represents Shares issuable upon conversion of 2,500,000 shares of Series A Convertible Preferred Stock convertible beginning on July 31, 2008 for the number of Shares obtained by dividing the aggregate liquidation preference of such shares ($100 per share) by the then-effective conversion price ($11.93 as of the date of this filing) subject to certain adjustments contained in the Issuer’s Certificate of Designation of 4.0% Series A Convertible Preferred Stock and 4.0% Series B Convertible Preferred Stock included as Exhibit A to the Issuer’s Restated Certificate of Incorporation. Of such 2,500,000 shares of Series A Convertible Preferred Stock, 2,360,631 are held by Centerbridge Capital Partners, L.P, 83,810 are held by Centerbridge Capital Partners Strategic, L.P., 50,559 are held by Centerbridge Capital Partners SBS, L.P. and 5,000 are held by Centerbridge Capital Partners B Co-Investment, L.P. Centerbridge Associates, L.P. is the general partner of Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P., Centerbridge Capital Partners SBS, L.P. and Centerbridge Capital Partners B Co-Investment, L.P. Centerbridge GP Investors, LLC is the general partner of Centerbridge Associates, L.P.

(6)	Calculated based upon 146,834,644 Shares outstanding as of July 12, 2013, as disclosed in the issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2013. Assumes that all shares of Series A Convertible Preferred Stock beneficially owned by the reporting person are converted and added to the total number of Shares then outstanding.

SCHEDULE 13D

CUSIP No. 235825 20 5

1	NAMES OF REPORTING PERSONS Mark T. Gallogly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,955,574 (7)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,955,574 (7)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,955,574 (7)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% (8)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(7)	Represents Shares issuable upon conversion of 2,500,000 shares of Series A Convertible Preferred Stock convertible beginning on July 31, 2008 for the number of Shares obtained by dividing the aggregate liquidation preference of such shares ($100 per share) by the then-effective conversion price ($11.93 as of the date of this filing) subject to certain adjustments contained in the Issuer’s Certificate of Designation of 4.0% Series A Convertible Preferred Stock and 4.0% Series B Convertible Preferred Stock included as Exhibit A to the Issuer’s Restated Certificate of Incorporation, but does not include 21,110 shares, 90,065 shares subject to options exercisable within 60 days of the date hereof and 6,183 restricted stock units (“RSUs”) issued to Mr. Gallogly in his capacity as a member of the board of directors of the Issuer. Of such 2,500,000 shares of Series A Convertible Preferred Stock, 2,360,631 are held by Centerbridge Capital Partners, L.P, 83,810 are held by Centerbridge Capital Partners Strategic, L.P., 50,559 are held by Centerbridge Capital Partners SBS, L.P. and 5,000 are held by Centerbridge Capital Partners B Co-Investment, L.P. Centerbridge Associates, L.P. is the general partner of Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P., Centerbridge Capital Partners SBS, L.P. and Centerbridge Capital Partners B Co-Investment, L.P. Centerbridge GP Investors, LLC is the general partner of Centerbridge Associates, L.P. Mr. Gallogly is a managing member of Centerbridge GP Investors, LLC. Mr. Gallogly disclaims beneficial ownership of all 2,500,000 shares and this Schedule 13D shall not be construed as an admission that he is, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D.

(8)	Calculated based upon 146,834,644 Shares outstanding as of July 12, 2013, as disclosed in the issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2013. Assumes that all shares of Series A Convertible Preferred Stock beneficially owned by the reporting person are converted and added to the total number of Shares then outstanding.

SCHEDULE 13D

CUSIP No. 235825 20 5

1	NAMES OF REPORTING PERSONS Jeffrey Aronson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,955,574 (9)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,955,574 (9)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,955,574 (9)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% (10)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(9)	Represents Shares issuable upon conversion of 2,500,000 shares of Series A Convertible Preferred Stock convertible beginning on July 31, 2008 for the number of Shares obtained by dividing the aggregate liquidation preference of such shares ($100 per share) by the then-effective conversion price ($11.93 as of the date of this filing) subject to certain adjustments contained in the Issuer’s Certificate of Designation of 4.0% Series A Convertible Preferred Stock and 4.0% Series B Convertible Preferred Stock included as Exhibit A to the Issuer’s Restated Certificate of Incorporation. Of such 2,500,000 shares of Series A Convertible Preferred Stock, 2,360,631 are held by Centerbridge Capital Partners, L.P, 83,810 are held by Centerbridge Capital Partners Strategic, L.P., 50,559 are held by Centerbridge Capital Partners SBS, L.P. and 5,000 are held by Centerbridge Capital Partners B Co-Investment, L.P. Centerbridge Associates, L.P. is the general partner of Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P., Centerbridge Capital Partners SBS, L.P. and Centerbridge Capital Partners B Co-Investment, L.P. Centerbridge GP Investors, LLC is the general partner of Centerbridge Associates, L.P. Mr. Aronson is a managing member of Centerbridge GP Investors, LLC. Mr. Aronson disclaims beneficial ownership of all 2,500,000 shares and this Schedule 13D shall not be construed as an admission that he is, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D.

(10)	Calculated based upon 146,834,644 Shares outstanding as of July 12, 2013, as disclosed in the issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2013. Assumes that all shares of Series A Convertible Preferred Stock beneficially owned by the reporting person are converted and added to the total number of Shares then outstanding.

This Amendment No. 2 (this “Amendment”) to the Statement on Schedule 13D is filed by the Reporting Persons as an amendment to the Schedule 13D filed with the SEC on June 11, 2008 as amended by Amendment No. 1 filed with the SEC on June 28, 2013 (together, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby supplemented as follows:

On July 28, 2013, the Reporting Persons entered into a Stock Repurchase Agreement (the “Repurchase Agreement”) with the Issuer, providing for the sale of all of the Reporting Persons’ shares of Series A Convertible Preferred Stock to the Issuer in exchange for cash payment (the “Sale”). Pursuant to the Repurchase Agreement, at the effective time of the Sale, the Issuer has agreed to repurchase all 2,500,000 shares of Series A Convertible Preferred Stock held by the Reporting Persons for $22.50 per underlying common share, representing an aggregate price of approximately $472 million, plus accrued and unpaid dividends. The Sale is contingent on the successful closing of a senior notes offering by the Issuer.

The description of the Repurchase Agreement contained in this Item 4 is not intended to be complete and is qualified in its entirety by reference to such agreement, filed as an exhibit hereto and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby supplemented as follows:

Shares reported herein do not include an aggregate of 27,534 Shares, 90,065 Shares subject to options exercisable within 60 days of the date hereof and 6,183 RSUs issued to Mark T. Gallogly and Brandt F. McKee in their capacity as members of the board of directors of the Issuer. The Reporting Persons and Mr. McKee each disclaim beneficial ownership of all such shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

The disclosure contained in Item 4 is hereby incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

(6)	Stock Repurchase Agreement, dated July 28, 2013, among the Issuer, Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P., Centerbridge Capital Partners B Co-Investment L.P. and Centerbridge Capital Partners SBS, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on July 30, 2013).

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2013

CENTERBRIDGE CAPITAL PARTNERS, L.P.

By: Centerbridge Associates, L.P., its General Partner

By: Centerbridge GP Investors, LLC, its General Partner

By:	/s/ Jeffrey A. Gelfand
Name: Jeffrey A. Gelfand
Title: Authorized Person

CENTERBRIDGE ASSOCIATES, L.P.

By: Centerbridge GP Investors, LLC, its General Partner

By:	/s/ Jeffrey A. Gelfand
Name: Jeffrey A. Gelfand
Title: Authorized Person

CENTERBRIDGE GP INVESTORS, LLC

By:	/s/ Jeffrey A. Gelfand
Name: Jeffrey A. Gelfand
Title: Authorized Person

/s/ Mark T. Gallogly
MARK T. GALLOGLY

/s/ Jeffrey Aronson
JEFFREY ARONSON